Exhibit 12.1

ENERGY TRANSFER EQUITY, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio amounts)
(Unaudited)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Fixed charges:
Interest expense	$1,832	$1,643	$1,369	$1,221	$1,018
Capitalized interest	202	163	113	45	101
Interest expense included in rental expense	21	24	17	16	6
Distribution to the Series A Convertible Redeemable Preferred Units	—	3	3	6	—
Accretion of the Series A Convertible Redeemable Preferred Units	—	—	—	—	1
Total fixed charges	2,055	1,833	1,502	1,288	1,126
Earnings:
Income from continuing operations before income taxes	(176)	993	1,417	375	1,437
Less: equity in earnings of affiliates	(39)	276	332	236	212
Total earnings	(137)	717	1,085	139	1,225
Add:
Fixed charges	2,055	1,833	1,502	1,288	1,126
Amortization of capitalized interest	17	11	8	7	5
Distributed income of equity investees	268	409	291	236	208
Less:
Interest capitalized	(202)	(163)	(113)	(45)	(101)
Income available for fixed charges	$2,001	$2,807	$2,773	$1,625	$2,463

Ratio of earnings to fixed charges (1)	—	1.53	1.85	1.26	2.19
(1) Earnings were insufficient to cover fixed charges by:	$54	$—	$—	$—	$—